June 26, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

RE:	Motient Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007

Form 10-Q for the quarter ended March 31, 2007
File No. 0-23044

Reference is made to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced filings of Motient Corporation (the “Company”), given in the letter dated June 14, 2007. On behalf of the Company, I am writing to respond to the comments. The bold, italicized, numbered paragraphs and headings below are taken from your comment letter, and our response to each such comment follows in plain text.

Consolidated Statements of Operations – Page F-3

1.	Refer to your disclosures on page 59. Addressing the relevant accounting literature, tell us why you believe it was appropriate to recognize a gain on the sale of some of your ownership in MSV to SkyTerra. Also, tell us how you determined the fair value of the consideration exchanged.

According to SFAS 140, exchanges of an equity method investment for other assets should be treated as a transfer of financial assets. A transfer of financial assets is accounted for as a sale if the transferor surrenders control over those financial assets and receives consideration other than a beneficial interest in the transferred assets. Paragraph 9 Statement 140 provides three criteria that must be met to determine that the transferor has surrendered control:

a)	the transferred assets have been isolated from the transferor and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership

b)	each transferee has the right to pledge or exchange the assets that it received, and no condition on that right constrains the transferee from exercising it, unless the constraining condition provides no more than a trivial benefit to the transferor

c)	effective control is not maintained by the transferor through either an agreement that both entitles and obligates the transferor to repurchase the assets or redeem the beneficial interest before maturity or by an ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

We believe that our sale of ownership in MSV met all three criteria for surrender of control, so we accounted for the transaction as a sale and recorded a gain.

We determined the value of the consideration exchanged as follows:

•

The value of our investment in MSV which we gave as consideration was calculated by multiplying the total carrying value of the investment on our books under the equity method by the ratio of the MSV ownership we exchanged to our total MSV ownership;

•	The value of the SkyTerra shares received was calculated using their publicly traded stock price multiplied by the 29,051,489 shares acquired.

Note 1 – Organization and Description of Business, Page F-7

2.	In the first paragraph of this note you state that you own 39% of SkyTerra and that your interest in SkyTerra is non-voting. Then in the third paragraph you state that you own 45% non-voting interest in SkyTerra. Please clarify this inconsistency.

This is an error. The 45% referenced in the third paragraph was our non-diluted interest at acquisition, and should have been stated as 39% which was our ownership interest at December 31, 2006. We will correct this inconsistency in our future filings.

Significant Accounting Policies

Investment in SkyTerra, Page F-14

3.	Tell us how you concluded that you should account for your investment in SkyTerra non-voting common stock under SFAS 115.

SFAS 115 establishes a standard of accounting for investments in equity securities that have readily determinable fair values and all investments in debt securities. Paragraph 4 of SFAS 115 notes “This Statement does not apply to investments in equity securities accounted for under the equity method or to investments in consolidated subsidiaries.” As the SkyTerra shares were non-voting, the Company concluded that the equity method of accounting with respect to its investment in SkyTerra was not appropriate. As voting shares of SkyTerra have a determinable fair value and are publicly traded in the over-the-counter market and our shares of non-voting common stock of SkyTerra are exchangeable for shares of voting common stock on a one-for-one basis, the Company concluded that accounting for its investment in SkyTerra under SFAS 115 was appropriate.

4.	We note that you obtained a 45% interest of SkyTerra, on a fully diluted basis. Tell us what you mean by “fully diluted basis.” We note that up to 25.5 million shares of SkyTerra will become voting upon a dividend or upon distribution or sale by Motient. Tell us in more detail how you concluded that you do not exercise significant influence on SkyTerra. In this regard, we refer to the September 25, 2006 transaction and note that:

(1)	prior to the transaction, SkyTerra’s only operations consisted of its investment in MSV;

(2)	as a result of the transaction, SkyTerra increased its ownership interest in MSV to approximately 52%; and

(3)	you retained a 17% ownership interest in MSV.

We also note that subsequent to September 25, 2006, SkyTerra purchased BCE’s interest in MSV and increased its ownership interest in MSV to approximately 73.3% economic interest and 100% voting interest. Tell us in more detail the business rationale for agreeing to receive non-voting common stock (instead of voting common stock in connection with the September 25, 2006 transaction.

Our calculation of 45% was on a non-diluted basis. On a fully diluted basis (including all outstanding rights to acquire shares of SkyTerra common stock such as stock options), our ownership percentage acquired would have been approximately 42.41%.

In May 2006, Motient Corporation and SkyTerra signed definitive agreements (the “Exchange Transaction”) to consolidate the ownership and control of MSV under SkyTerra and to consolidate the ownership and control of TerreStar Networks Inc (“TerreStar”) under Motient. The transaction closed in September 2006. This realignment of the ownership structure of the two companies was strategic in nature. MSV’s frequency spectrum is in the “L” frequency band while TerreStar’s spectrum is in the “S” frequency band. The objective was to better position each company to pursue the deployment of separate satellite and terrestrial based communication networks in their respective frequency bands and engage in partnerships or other arrangements with potential strategic partners.

The intent of the Exchange Transaction was to put control of MSV into the hands of one party, and control of TerreStar into the hands of another, and therefore Motient having any control over SkyTerra following the Exchange Transaction would have been contrary to this intent. Prior to the Exchange Transaction, control of both MSV and TerreStar was impeded by significant minority control rights. Accordingly, the Exchange Transaction was negotiated to “clean up” the ownership structure, and give Motient complete control of TerreStar and SkyTerra complete control of MSV. Immediately upon closing the Exchange Transaction whereby Motient exchanged its interests in MSV for 25.5 million non-voting shares of SkyTerra common stock and 3.6 million shares of voting common stock subject to a voting agreement (which required Motient to vote such shares on a pro-rata basis equal to the voting of other SkyTerra stockholders), Motient had no right to name a board member of SkyTerra that was not otherwise subject to SkyTerra’s approval. In addition, at such date, a single other entity Apollo Management, LP (“Apollo”) controlled the majority of SkyTerra’s voting common stock. Accordingly, since over 50% of SkyTerra’s voting common was owned by Apollo, and Motient did not control any board seats at SkyTerra, Motient had no ability to affect any control of SkyTerra in any manner, consequently we determined that we had no ability to exercise any significant influence over SkyTerra nor would it have been appropriate for us to do so. (We sold the 3.6 million shares of voting common stock in the open market in October 2006.)

Moreover, with respect to MSV, Motient had no ownership in MSV’s general partner, MSV GP Inc., and had no ability to name directors in such entity. Accordingly,

Motient’s interest in MSV was solely as a limited partner, and Motient exercised no control or significant influence at MSV.

Note 1 – Organization and Description of Business, page 4

5.	Tell us why you continue accounting for your investment in MSV under the equity method, considering that your ownership decreased to 4.4%.

We considered EITF Topic No. D-46, which states that investments in all limited partnerships should be accounted for pursuant to AICPA Position 78-9 which requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” According to the EITF, practice has generally viewed investments of 3 to 5 percent or greater to be more than minor. Since we owned a 4.4% interest, we considered our interest to be more than minor and accounted for the investment under the equity method.

Note 5 – Investment, page 6

6.	We note from your disclosures in the 2006 Form 10-K that you account for your investment in SkyTerra as available for sale securities in accordance with SFAS 115. It is unclear to us why you had an unrealized loss on your investment in SkyTerra. Tell us whether the $109 million “unrealized loss” results from a decline in fair value that is considered to be other than temporary under paragraph 16 of SFAS 115.

At December 2006, we had an unrealized loss on our investment of SkyTerra of approximately $109 million due to a decline in SkyTerra’s publicly traded stock price since our acquisition. The Company intends to distribute a portion of these shares via a dividend to our shareholders and to sell the remaining shares, with both to take place in the short term, and we do not expect the fair value of the securities to recover prior to the time of distribution or sale. Therefore, in accordance with paragraph 14 of SFAS 115-1, we recorded a permanent impairment.

Item 2. MD&A of Financial Condition and Results of Operations

Results of Operations, page 16

7.	Tell us in more detail about the $6.2 million loss on impairment of intangibles recognized in the quarter ended March 31, 2007.

In accordance with AICPA Opinion 17 and SFAS 141, the $6.2 million impairment loss was the result of applying purchase accounting to four separate equity investment transactions made by Motient into TerreStar. In each of these transactions, Motient acquired additional equity ownership interests in TerreStar. The impairment was calculated as the difference between the consideration paid and the fair value of the asset purchased. No goodwill was recognized since the acquisitions were of a development stage company which did not constitute a business under SFAS 7 paragraph 8.

The Company hereby acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the me at (703) 483-7803 if you have further questions.

Sincerely,

/s/ Neil L. Hazard
Neil L. Hazard Chief Financial Officer Motient Corporation